

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





03016640

DC
No Act
P.E. 2-26-03

March 5, 2003

Rebecca E. Clayton
Counsel
Corporate & Financial Law
CIGNA Corporation
Routing TL48C
1601 Chestnut Street
Two Liberty Place
Philadelphia, PA 19192

Re: CIGNA Corporation

Dear Ms. Clayton:

This is in regard to your letter dated February 26, 2003 concerning the shareholder proposal submitted by CHRISTUS Health for inclusion in CIGNA's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that CIGNA therefore withdraws its December 23, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

cc: Donna Meyer
System Director – Community Health
CHRISTUS Health
2600 North Loop West
Houston, TX 77092

Carol J. Ward
Corporate Secretary and Compliance Officer
CIGNA Corporation


CIGNA

Routing OL55F
1650 Market Street
Philadelphia,, PA 19192-1550
Telephone 215.761.6031
Facsimile 215.761.5518
carol.ward@cigna.com

December 23, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: CIGNA Corporation Shareholder Proposal submitted by CHRISTUS Health
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

CIGNA Corporation ("CIGNA" or the "Company") received a shareholder proposal (the "Proposal") from CHRISTUS Health ("Christus Health"). The Proposal requests that CIGNA's board of directors initiate a policy mandating no further purchases of equities in tobacco companies in any of the portfolios under the Company's direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. The proposal also requires CIGNA to divest itself of all tobacco stock by January 1, 2004 if CIGNA cannot produce such proof.

The Company's Position

CIGNA believes it would be appropriate to exclude the Proposal and its related supporting statement (the "Supporting Statement") from CIGNA's proxy statement and form of proxy for its 2003 Annual Meeting (the "2003 Proxy Materials") for the following reasons:

- Under Rule 14a-8(i)(2), the Proposal would, if implemented, cause CIGNA to violate federal law; and

- Under Rule 14a-8(i)(1), the Proposal is not a proper subject for shareholder action under state law.

We request the Staff's concurrence with CIGNA's position.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, I enclose for filing six copies of this letter. A copy of the letter dated November 1, 2002 from Christus Health to CIGNA containing the Proposal and Supporting Statement is attached to this letter as Exhibit A. By copy of this letter, CIGNA notifies Christus Health of its intention to exclude the Proposal and Supporting Statement from the 2003 Proxy Materials. To the extent this letter includes reasons based on state law matters, this letter constitutes the opinion of counsel required by Rule 14a-8(j).

The Company's Reasons

1. Rule 14a-8(i)(2): Violation of Law

CIGNA believes that the Proposal and Supporting Statement may be excluded from the 2003 Proxy Materials on the basis of Rule 14a-8(i)(2). The Proposal, if implemented, would prohibit CIGNA from investing in, and require CIGNA to divest itself of, holdings in tobacco company securities in violation of the Employee Retirement Income Security Act of 1974 ("ERISA"). As of September 30, 2002, CIGNA had approximately $53 billion in assets under management in its employee retirement benefits and investment service operations. Most of these investment activities relating to equity securities are governed by ERISA, which imposes a strict fiduciary duty on those exercising discretionary control over plan assets. This fiduciary duty makes paramount the economic interests of plan participants and beneficiaries.

The Department of Labor continues to interpret the fiduciary standards of Section 403 and 404 of ERISA to preclude pure social investing. In an advisory opinion relating to the selection of a socially responsible fund as a pension plan investment, the Department of Labor reiterated that a plan fiduciary must:

> "act prudently, solely in the interest of the plan's participants and beneficiaries and for the exclusive purpose of providing benefits to their participants and beneficiaries...In other words, in deciding whether and to what extent to invest in a particular investment, or to make a particular fund available as a designated investment alternative, a fiduciary must ordinarily consider only factors relating to the interests of plan participants and beneficiaries in their retirement income" (See Calvert Group Ltd., ERISA OpLtr 98-04A, May 28, 1998).

The Staff concurred in American Telephone & Telegraph (December 16, 1985) that a proposal requiring AT&T's divestiture from its pension fund of investments in companies conducting business in apartheid South Africa could be omitted under Rule 14a-8(c)(2) (the predecessor of Rule 14a-8(i)(2)) as it "would require [AT&T] as named fiduciary of the Pension Fund to take steps which would place the fiduciary in jeopardy of breaching its obligations under ERISA." The Proposal, if implemented, would also place CIGNA, through its insurance and investment adviser subsidiaries, in jeopardy of breaching its obligations under ERISA by placing the anti-tobacco social objective before the economic interests of plan participants and beneficiaries.

We are aware of the Staff's position in Aetna Life and Casualty Company (February 28, 1991) where the Staff did not concur with Aetna's position that it could exclude a proposal which requested that Aetna establish a review committee to report on the impact of smoking on, among other things, Aetna's investment policies. The Staff reasoned that Aetna's proposal would not actually require Aetna to change its investment policies relating to or divest itself of tobacco company equities, but rather merely provide a report. CIGNA's proposal is distinguishable from Aetna's and analogous to AT&T's because it would require a change in investment policies and divestiture of tobacco-related equities, thus creating a direct and unambiguous conflict with CIGNA's ERISA duties. For this reason, we request that the Staff uphold its position in AT&T and concur with our position that the Proposal and Supporting Statement are excludable under Rule 14a-8(i)(2).

2. Rule 14a-8(i)(1): Improper Under State Law

CIGNA further believes that the Proposal and Supporting Statement may be excluded from the 2003 Proxy Materials on the basis of Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholders under the state laws of CIGNA's primary insurance company subsidiaries. The Proposal, if adopted, mandates CIGNA's divestiture of all tobacco company equities by January 1, 2004. Applicable corporate and insurance laws vest decision-making and investment authority in the respective boards of directors and investment committees of CIGNA's insurance company subsidiaries.

For example, CIGNA's largest insurance company subsidiary, Connecticut General Life Insurance Company, is subject to Connecticut laws regarding corporate governance and insurance investments. Section 33-735 of the Connecticut Business Corporation Act ("CBCA") provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors." In addition to corporate laws, Connecticut insurance laws require that the directors of a domestic insurance company approve all loans and investments:

> "No domestic insurer shall make any loan or investment . . . unless authorized or approved by its board of directors or a committee thereof responsible for supervising or making such loan or investment . . . ." Conn. Gen. Stat. Ann. §38a-102e.

In accordance with these and similar provisions in other state laws governing CIGNA's insurance company subsidiaries, the respective board of directors of each of CIGNA's insurance company subsidiaries has created an insurance investment committee to oversee and approve its respective investments. The Proposal, if included in the 2003 Proxy Materials and approved, would bind the boards of directors of CIGNA's insurance company subsidiaries in a manner inconsistent with and improper under applicable state corporate and insurance laws.

The Staff has historically recognized the exclusive discretion of boards of directors in corporate matters under state statutes, absent a specific provision to the contrary in the applicable statute or in a company's charter documents. (See, e.g., Release No. 34-12999 (November 22, 1976)). Recently, the Staff concurred with the no-action request of The Hartford Financial Services Group, Inc. (March 18, 2000) that the proposal Hartford received regarding divestiture of tobacco equities in its insurance portfolios could be excluded under Rule 14a-8(i)(1) because it was "an improper subject for shareholder action under applicable state law." We are aware that the Staff did allow the proponent in Hartford 14 days to make its proposal precatory. We request that the Staff concur with our position that the Proposal and the Supporting Statement are excludable under Rule 14a-8(i)(1).

Conclusion

For the above reasons, CIGNA requests that you confirm that the Division of Corporate Finance will not recommend enforcement action if CIGNA excludes the Proposal and Supporting Statement from its 2003 Proxy Materials.

If the Staff does not agree with CIGNA's position or wishes to discuss this matter, please contact the undersigned at (215) 761-6031. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed envelope.

Thank you for your consideration.

Sincerely,




CHRISTUS
Health

EXHIBIT A

November 1, 2002

H. Edward Hanway, Chair and CEO
CIGNA Corporation
1 Liberty Place
Philadelphia, PA 19192-1550

Dear Mr. Hanway:

CHRISTUS Health is the beneficial owner of at least $2000 of stock in CIGNA Corporation. We will own this stock at least through the annual meeting. Verification of our ownership of this stock for at least one year will be sent under separate cover.

As System Director-Community Health for CHRISTUS Health, I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders. If you would like to arrange such a dialogue, please contact the Rev. Michael Crosby, Province of St. Mary of the Capuchin Order, 1015 N. 9th Street, Milwaukee, WI 53233 or by phone at 414-271-0735.

Sincerely,

Donna Meyer, Ph.D.
System Director-Community Health

DM:gar

Attachment


RECEIVED
NOV - 6 - 2002

INSURANCE INVESTMENTS IN TOBACCO COMPANIES

WHEREAS – as shareholders, we are concerned about investing in the tobacco industry by any health care-related institution, especially when the negative health effects of tobacco use are so clearly understood by health care insurers and providers:

– A March 1998 analysis by the U.S. Treasury Department found the nation loses $80 billion a year on goods and services otherwise produced by Americans who die prematurely or retire early because of smoking-related ills.
– A Philip Morris-commissioned Arthur D. Little International Report in 2001 showed a cost-benefit analysis of smoking and social services in the Czech Republic. It showed savings of $24.2 million to $30.6 million from lower costs for health care and retirement benefits caused by a shortened life span of smokers who die early by tobacco use. If this Report is true it would indicate that, for purely financial reasons, such investments undermine the bottom-line of our industry, to say nothing of the ethical implications.
– While Steve Parrish, Senior Vice President of Corporate Affairs for PM, responded that for the company "to commission this study was not only a terrible mistake, it was wrong" (*USA Today* 07/30/01). This apology for the Report being commissioned failed to include an apology for the facts contained in the report.
– In 1996 the AMA called for mutual funds and health-conscious investors to divest from stocks and bonds in tobacco companies.
– We believe it is inconsistent for insurers to invest in tobacco equities and yet proclaim concerns about health and life. Whether or not the facts in studies such as that commissioned by Philip Morris are true or not is not the issue. The fact is that our company is invested in an industry that has a cavalier attitude toward life itself.

RESOLVED: That shareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. If the company cannot produce such proof, it shall divest itself of all tobacco stocks by January 1, 2004.

Supporting Statement

In commenting on the huge equities of health insurers and health providers in tobacco, a July 7-9, 1995 editorial in *USA Today* declared:

> Major U.S. health insurers are large investors in major U.S. tobacco companies. In other words, the nation's merchants of care are partners with the nation's merchants of death. . . . These investments grate and gall. Every year, tobacco use is fatal for thousands of Americans. For insurers to provide health care for those suffering smokers on the one hand while investing in the source of their misery on the other is unconscionable. And hypocritical.

Harvard, Johns Hopkins and The Maryland Retirement and Pension Systems have divested from tobacco stocks. If you think our Company should not profit from peoples' illness and death by investing in tobacco, vote YES for this resolution.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 29, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Cigna Corporation

Via fax

Dear Sir/Madam:

I have been asked by Christus Health (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Cigna Corporation (hereinafter referred to as "Cigna" or the "Company"), and which has submitted a shareholder proposal to Cigna, to respond to the letter dated December 23, 2002, sent to the Securities & Exchange Commission by the Company, in which Cigna contends that the Proponent's shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(2) and 14a-8(i)(1).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Cigna's year 2003 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for an end to profiting from sales of a product which, when used as intended, causes illness and death, the very risks which Cigna insures against.

RULE 14a-8(i)(1)

The Company claims that the Proponent's shareholder proposal, if approved by the shareholders, "would bind the Boards of directors of CIGNA's insurance company subsidiaries" in violation of state law. Since the shareholder proposal is precatory ("the shareholders request the Board to initiate a policy") approval of the shareholder proposal by the shareholders cannot possibly bind CIGNA or its subsidiaries. The Company's argument that the proposal would cause it to violate state law is consequently wholly without merit. Were the Staff to agree with Cigna that the proposal, despite its wording, is somehow mandatory, the Proponent is willing to recast the wording of the proposal to confirm that it is a recommendation. Cf. *The Hartford Financial Group, Inc.* (March 18, 2000) (although we are unable to fathom why the Staff thought that the proposal to Hartford was a mandate).

RULE 13a-8(i)(2)

The Company makes an eloquent plea to the effect that implementation of the proposal would cause it to violate ERISA. The only problem with this argument is that the proposal is inapplicable to the Erisa accounts managed by Cigna. This is apparent both (i) from the actual wording of the Resolve Clause of the proposal and (ii) from the context of the proposal as set froth in the Whereas Clause and the Supporting Statement.

It is obvious from the context that the Proponent's shareholder proposal is aimed exclusively at the portfolios of the Company's insurance subsidiaries. Each and every whereas paragraph, as well as the Supporting Statement, talks only about the inconsistency of an insurance company owning tobacco stocks. For example, the introductory paragraph talks about a "health care-related institution" and about "health care insurers". Each of the first four bullet paragraphs refer to death and/or health care costs, both being benefit obligations which may be incurred by Cigna's insurance subsidiaries. The final bullet states that the proponent believes that "it is inconsistent for insurers to invest in tobacco equities". Finally, the Supporting Statement quotes an editorial in *USA Today* which talks about "health insurers" and states that it is "hypocritical" and "unconscionable" for "insurers to provide health care for those" suffering from tobacco ailments while also investing in tobacco stocks.

That the proposal is aimed exclusively at the Company's insurance portfolios is confirmed by the wording of the Resolve Clause, which applies only to "portfolios under our direct control", and thus not to retirement funds of which Cigna happens to have been hired to manage. In this connection, we note that the Staff has previously rejected an identical argument made by other insurance companies in the context of a resolve clause that was not nearly as specific in limiting its application to insurance portfolios. *The Hartford Financial Services Group. Inc.* (March 18, 2000) (resolve clause read "in any of our portfolios"); *Lincoln National Corporation* March 24, 1999) (resolve clause read "in any of our portfolios"); *Aetna Life and Casualty Company* (February 28, 1991) (resolve clause read "in any of our portfolios"). Nevertheless, if the Staff were not to agree that the intent of the proposal is clear from its context and wording, the Proponent would be willing to amend the proposal to clarify this matter, e.g., by inserting the word "insurance" in front of the word "portfolios" in the Resolve Clause.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Carol J. Ward
Donna Meyer
Rev. Michael Crosby
Sister Pat Wolf

To: Grace Lee
FAX 202-942-9635

From Paul M. Neuhauser
FAX # 941-349-6164
Tel # 941-349-6164

Re: Cigna

Number of pages, including this page = 4

Carol J. Ward
Corporate Secretary and Compliance Officer
Corporate Legal


CIGNA

Routing Code OL55F
1650 Market Street
Philadelphia, PA 19192
Telephone 215.761.6031
Facsimile 215.761.5518

February 7, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549

Re: CIGNA Corporation Shareholder Proposal
Submitted by CHRISTUS Health
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of CIGNA Corporation (the "Company" or "CIGNA"), I am responding to a January 29, 2003 letter to the Staff from Paul M. Neuhauser, Esq. regarding a shareholder proposal (the "Proposal") submitted to CIGNA by CHRISTUS Health, and CIGNA's request for a no-action letter on its proposed exclusion of the matter from its 2003 proxy materials. In addition to reconfirming CIGNA's position as stated in my December 23, 2002 no-action letter request, CIGNA has the following comments regarding Mr. Neuhauser's letter.

Mr. Neuhauser's comments appear to be based on the false premise that the "portfolios of the Company's insurance subsidiaries" and the Company's portfolios whose investments are subject to ERISA are mutually exclusive sets of portfolios. In fact, most of the portfolios that CIGNA's subsidiaries invest on behalf of employee benefit plans governed by ERISA are held in insurance company separate accounts. Also, the Company's insurance subsidiary, Connecticut General Life Insurance Company is an investment manager as defined by ERISA and subject to ERISA's fiduciary standards. Therefore, limiting the application of the proposal to the Company's "insurance portfolios" will not avoid a violation of law by direct conflict with ERISA as described in our no-action letter request.

For the reasons cited in my December 23, 2002 letter and this response to Mr. Neuhauser's letter, CIGNA requests that you confirm that the Division of Corporate Finance will not recommend enforcement action if CIGNA excludes the Proposal from its 2003 proxy materials.

Sincerely,

Carol J. Ward

c. Donna Meyer, PhD
Systems Director-Community Health
CHRISTUS Health
2600 North Loop West
Houston, TX 77092

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Rebecca E. Clayton
Counsel
Corporate & Financial Law


CIGNA

February 26, 2003

Routing TL48C
1601 Chestnut Street
Two Liberty Place
Philadelphia, PA 19192
Telephone 215-761-6230
Facsimile 215-761-5715
rebecca.clayton@cigna.com

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: CIGNA Corporation Shareholder Proposal
Submitted by CHRISTUS Health
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentleman:

This letter confirms the message I left on your answering machine this morning that CHRISTUS Health has withdrawn the shareholder proposal it had submitted for inclusion in CIGNA Corporation's 2003 proxy statement. A copy of CHRISTUS Health's withdrawal letter is enclosed.

As a result, CIGNA Corporation withdraws its request, as set forth in letters dated December 23, 2002 and February 7, 2003 from Carol Ward, CIGNA's Corporate Secretary, that the Division of Corporate Finance concur with CIGNA's position that the CHRISTUS shareholder proposal is excludable from the 2003 proxy statement under Rule 14a-8 of the Exchange Act.

Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Rebecca E. Clayton

Enclosures

cc: Carol J. Ward
Corporate Secretary and Compliance Officer
CIGNA Corporation

Rebecca E. Clayton
Counsel
Corporate & Financial Law

Legal & Public Affairs



Routing TL48C
1601 Chestnut Street
Two Liberty Place
Philadelphia, PA 19192
Telephone 215-761-6230
Facsimile 215-761-5715
rebecca.clayton@cigna.com

March 3, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: CIGNA Corporation Shareholder Proposal
Submitted by CHRISTUS Health
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentleman:

I received the original, date-stamped letter I sent to the Office of Chief Counsel February 26, 2003 regarding CHRISTUS Health's withdrawal of the shareholder proposal it submitted. I am enclosing this original, date-stamped letter to the Office of Chief Counsel for your records in the event this original was returned to me inadvertently. We are retaining a copy of the date-stamped letter for our files.

Sincerely,

Rebecca E. Clayton

Enclosure



February 25, 2003

Carol J. Ward
Corporate Secretary and Compliance Officer
CIGNA Corporation
One Liberty Place, OLP-55F
1650 Market Street
Philadelphia, PA 19192

Dear Ms. Ward:

We are in receipt of the letter dated February 25 from your Senior Counsel, Bradford C. Melius, in which he states that the "CIGNA Corporation shall respond, on an annual basis, to any written request from CHRISTUS Health or its affiliates for updated representations of the facts" related to equity investments in companies whose primary business is the manufacture and sale of tobacco products. We appreciate the forthright dialogue we have had over the past couple of months and hope our company will continue to study this issue. We plan to contact CIGNA Corporation during the fall season, prior to the deadline for filing a resolution, to learn of the status of this issue.

Based on this agreement, this letter is to notify you that CHRISTUS Health is withdrawing the shareholder proposal it submitted on November 1, 2002 for inclusion in CIGNA Corporation's 2003 proxy statement.

Thank you and your colleagues for working with us on this matter.

Sincerely,

Donna Meyer

Donna Meyer, Ph.D.
System Director – Community Health

2500 North Loop West | Houston | TX 77092
Tel 713 681.8877